Exhibit 3.1

Text of Amendment to the Amended and Restated Articles of Association of Trinseo S.A.

Article 5.1 of the Amended and Restated Articles of Association of Trinseo S.A. was amended to read as follows:

“5.1 The issued share capital is set at four hundred eighty-seven thousand six-hundred ninety-five United States Dollars and sixty-seven United States Dollar cents (USD 487,695.67), represented by forty-eight million seven hundred sixty-nine thousand five hundred sixty-seven (48,769,567) ordinary shares with nominal value of one United States Dollar cent (USD 0.01) each, all subscribed and fully paid-up (the Shares).”